Filed by WPCS International Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934, as amended

Subject Company: WPCS International Incorporated

Commission File No.: 001-34643

DropCar Enhances its Enterprise Vehicle Assistance & Logistics (VAL) Platform

with New CRM Toolset

Turnkey solution lets dealers rapidly launch door-to-door valet pickup and delivery of vehicles for servicing with consumer-directed web booking

NEW YORK (December 7, 2017) DropCar, a provider of automotive vehicle support and concierge services for both consumers and the automotive industry, today announced an upgrade to its Enterprise Vehicle Assistance and Logistics (VAL) platform, utilized by automobile dealerships to schedule valet pickup and drop-off of customer vehicles for service and maintenance appointments. The new toolset gives customers one-click access to the scheduling system, making it easier and more convenient for both dealerships and customers to facilitate these appointments.

The DropCar VAL platform is a web-based interface to DropCar’s core service that coordinates the movements and schedules of trained valets who pickup and drop off cars at dealerships and customer locations. The app tracks progress and provides email and text notifications on status to both dealers and customers, increasing the quality of communication and subsequent satisfaction with the service.

“This upgrade to VAL for our enterprise clients fit perfectly with today’s mobile-first, on-demand, efficiency-minded urban resident,” said Spencer Richardson, co-founder and CEO of DropCar. “It simplifies the entire maintenance lifecycle for the car owner and helps dealers develop and preserve valuable, long-term customer relationships.”

DropCar’s VAL system dispatches professional valets to pick up the car from the customer and deliver it to the dealer, and back to the customer when the service is complete. This high-touch service enables dealers to retain valuable post-sale service contracts and revenue from their customers. Prior to this upgrade, service scheduling was done by a dealership service representative; now, with DropCar’s VAL platform, car owners can directly access the portal with a single click to schedule a car pickup. Via their mobile device, car owners can also monitor in real time on a live map the exact location and status of their vehicle during transport.

“DropCar’s vehicle support and valet service has provided a new way to deepen relationships with our customers by offering them a service that saves them time and hassle, while simultaneously protecting the investment they’ve made in their vehicle,” said Al Louzoun, General Manager of Queensboro Toyota. “With DropCar, it’s a snap for them to schedule service, knowing that the car will be picked up, serviced and returned to them on the date, time and location of their choosing.”

DropCar’s VAL platform helps dealerships address challenges stemming from the following major societal shifts:

●	Today’s urban professionals have limited time to bring in their vehicles for maintenance and service;
●	Increasing real estate costs are forcing many of the vehicle support centers for automotive providers (i.e., dealerships, including body work and diagnostic shops) farther outside of dense urban areas; and
●	New market entrants now offer to bring services, such as fueling, damage repair, oil changes, etc., directly to the vehicle owner.

Collectively, these trends are making it harder for dealers to maintain a relationship with the customer after he or she drives off the lot. DropCar believes it is well positioned to become a key partner in helping dealers leverage technology to reverse these trends.

On September 6, 2017, DropCar and WPCS International Incorporated (NASDAQ: WPCS), entered into a definitive merger agreement whereby DropCar will merge with a wholly-owned subsidiary of WPCS with the DropCar securityholders receiving approximately 84% of the outstanding shares of WPCS common stock on a fully-diluted basis.

About DropCar

Founded and launched in New York City in 2015, DropCar offers a cloud-based platform and mobile app that help consumers and automotive-related companies reduce the cost, hassles and inefficiencies of owning a car, or fleet of cars, in urban centers. Its technology platform blends the efficiency and scale of cloud computing, machine learning and connected cars with the high-touch of highly trained valets to transport cars to/from fully staffed, secure garages to/from the people (or businesses) who own them. Consumers use DropCar’s mobile app to ease the cost and stress of owning a car in the city. Dealerships, leasing companies, OEMs and shared mobility providers use DropCar’s enterprise platform to reduce costs, streamline logistics and deepen relationships with customers. More information is available at www.dropcar.com.

Media Contact

John Williams, Scoville PR for DropCar

jwilliams@scovillepr.com (206) 625-0075

Investor Relations Contact

Daniel Gelbtuch, VP of Corporate Finance for DropCar

daniel@dropcar.com (917) 509-9582

* * * * *

Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements and the impact of competitive products and services and technological changes. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in WPCS International Incorporated’s (“WPCS”) registration statement on Form S-4, including the proxy statement/prospectus/information statement therein, WPCS’ most recent Annual Report on Form 10-K, and WPCS’ recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”). DropCar and WPCS can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, DropCar and WPCS undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

In connection with the proposed transaction between WPCS and DropCar, WPCS has filed relevant materials with the SEC, including a registration statement that contains a proxy statement and prospectus but the registration statement has not yet become effective.  DROPCAR AND WPCS URGE INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DROPCAR, WPCS, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by WPCS with the SEC through the website maintained by the SEC at www.sec.gov.  In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by WPCS with the SEC by contacting Investor Relations by mail at WPCS International Incorporated, 521 Railroad Way, Suisun City, CA 94585, Attention: Chief Financial Officer.  Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

WPCS and DropCar, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about WPCS’s directors and executive officers is included in WPCS’s Annual Report on Form 10-K for the year April 30, 2017, filed with the SEC on July 21, 2017.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated below.